PRICING SUPPLEMENT NO. 65 DATED September 25, 2003
(To Prospectus dated April 30, 2003)

Household Finance Corporation

$63,000,000

HFC Inflation-Protected InterNotesSM Due September 15, 2013

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This pricing supplement relates to $63,000,000 principal amount of Inflation-Protected InterNotesSM (the "notes") of Household Finance Corporation ("Household") and should be read in conjunction with Household's prospectus dated April 30, 2003. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the accompanying prospectus.

Interest on the notes will be payable monthly in arrears on the twentieth calendar day of each month (each an "Interest Payment Date"), commencing October 20, 2003, and will be at an annual rate equal to the Inflation Index Adjustment (determined as described in this Pricing Supplement under "Certain Note Terms"), plus 2.55% (255 basis points); provided, however, that the interest rate for any interest payment period will in no event be less than 0.00%. The Inflation Index Adjustment for each interest payment period will be based on the percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), which is published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, and shall be calculated as described in this pricing supplement. The Inflation Index Adjustment may be a positive or negative rate in any interest payment period. The Inflation Index Adjustment will be calculated monthly and the interest rate will be reset monthly, accordingly.

The notes will mature and be payable at 100% of their principal amount on September 15, 2013 and will not be subject to redemption prior to maturity. The notes will represent unsecured unsubordinated indebtedness of Household and will rank equally with its other unsecured unsubordinated indebtedness from time to time outstanding.

Investing in the notes involves risks. See "Additional Risk Factors" beginning on page 2 of this pricing supplement and "Risk Factors" beginning on page 6 of the accompanying prospectus.

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	Per Note	Total
Public offering price (1).	100.000%	$63,000,000
Agents' discounts...	1.500%	$945,000
Proceeds, before expenses, to Household (1).	98.500%	$62,055,000

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(1) Plus accrued interest, if any, from September 30, 2003, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Agents expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, New York, New York, on or about September 30, 2003.

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Joint Lead Managers and Lead Agents
Banc of America Securities LLC	Incapital LLC

Agents
A.G. Edwards & Sons	Charles Schwab & Co. Inc.
Citigroup	Edward D. Jones & Co., L.P.
Fidelity Capital Markets a division of National Financial Services, LLC	Merrill Lynch & Co.
Morgan Stanley	Prudential Securities
UBS Financial Services Inc.

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Inflation Protected InterNotesSM is a servicemark of Incapital Holdings LLC.

ADDITIONAL RISK FACTORS

The accompanying prospectus and this pricing supplement do not describe all of the risks and other ramifications of an investment in the notes. An investment in the notes entails significant risks not associated with an investment in a conventional fixed rate or floating rate debt security. Investors should consult their own financial and legal advisors about the risks associated with an investment in the notes and the suitability of investing in the notes in light of their particular circumstances, and possible scenarios for economic, interest rate and other factors that may affect their investment.

Historical changes to the CPI are not necessarily indicative of future changes.

Movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically. As reported by the Bureau of Labor Statistics of the U.S. Department of Labor, the CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their relative importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns. Investors should not rely on any historical changes or trends in the CPI as an indicator of future changes in the CPI. Changes in the CPI will impact the interest payable on the notes.

During periods of reduced inflation or deflation, the interest rate applicable to the notes for any interest payment period could be lower than 2.55% and as low as 0.00%.

During periods of reduced inflation, the amount of interest payable on the notes will decrease. Therefore, if the Inflation Index Adjustment were to decrease to 1.00% based on the observed change in the CPI, for example, the interest rate in that period would be 3.55%. In a period of deflation, the Interest Index Adjustment would be negative which then could result in an interest rate below 2.55% and as low as 0.00%. For example, if the Inflation Index Adjustment were -2.00%, the interest rate in that period would be 0.55%, and if the Inflation Index Adjustment were -3.00%, the interest rate in that period would be 0.00%. The calculation of the Inflation Index Adjustment in respect of the CPI incorporates an approximate two-month lag, which will affect the amount of interest payable on the notes and may have an impact on the trading prices of the notes, particularly during periods of significant and rapid changes in the CPI.

CERTAIN NOTE TERMS
    Aggregate Original Principal Amount:  $63,000,000
    Issue Date:  September 30, 2003
    Maturity Date:  September 15, 2013
      Amount Payable on the Maturity Date:  100% of principal amount, plus accrued and unpaid interest thereon
    Interest Category:  Floating Rate Notes
    Trustee: JPMorgan Chase Bank
    Calculation Agent:  Household Finance Corporation
    Interest
      Frequency of Interest Payments: Monthly, with a first period from and including the Issue Date to but excluding October 20, 2003
      Interest Payment Dates:  The twentieth calendar day of each month, commencing October 20, 2003, or if such date is not a Business Day, the next succeeding Business Day.
      Interest Rate:

      Inflation Index Adjustment + Spread (in no event will the interest rate be less than 0.00%)

      Day Count: 360-day year of twelve 30-day months
      Inflation Index Adjustment:

      The "Inflation Index Adjustment" (expressed as a percentage per year) for an interest payment period means the Ref CPI (determined as described below) applicable to such interest payment period (calculated as of the Interest Determination Date) divided by the Ref CPI applicable to the month 12 months immediately preceding the Interest Payment Date. The formula for calculating the Inflation Index Adjustment is as follows:

      The Inflation Index Adjustment will be expressed as a percentage, rounded to the nearest one-hundredth of one percent.

      The Inflation Index Adjustment for purposes of the first coupon payment date of October 20, 2003 is 2.16%.

      Spread: 2.55%
      Interest Determination Date: 5th Business Day preceding the applicable Interest Payment Date
      Minimum Interest Rate Limitation: 0.00% per year for each Interest Payment Period

Ref CPI

Definition. The Ref CPI for any calendar month is the CPI for the second preceding calendar month. For example, the Ref CPI applicable to the September 20 Interest Payment Date is the CPI for July that is reported in August.

Ref CPIn : Ref CPI applicable to the month in which an Interest Payment Date occurs

Ref CPIn-12: Ref CPI applicable to the month 12 months immediately preceding the month in which an Interest Payment Date occurs

Example. Assuming that the hypothetical CPI for July 2002 and July 2003 are 180.1 and 183.9, respectively, a principal amount of $100,000,000 and a Spread of 2.55%, the Inflation Index Adjustment and interest payment for September 20, 2003 would be calculated as follows:

Interest Rate Formula = (2.11% + 2.55%) x $100,000,000 x 30/360

= $388,333.33

CPI Contingencies. If the CPI for a particular month is revised, the previously reported CPI will continue to be used to calculate interest payments on the notes.

In the event that the CPI is (1) discontinued, (2) in the judgment of the Secretary of the U.S. Treasury, fundamentally altered in a manner which is materially adverse to the interests of investors in U.S. Treasury Inflation-Linked Treasury Notes as described in the 61 Federal Register 50924-01 (the "Reference Treasury Securities"), or (3) in the judgment of the Secretary of the U.S. Treasury, altered by legislation or executive order of the President of the United States in a manner which is materially adverse to the interests of investors in the Reference Treasury Securities, the U.S. Treasury has indicated in its Appendix B to 31 Code of Federal Regulations Part 356 that, after consulting with the Bureau of Labor Statistics, or any successor agency, it will substitute an appropriate alternate index for the CPI for the Reference Treasury Securities. In such event, such alternate index will replace the CPI going forward and the index as so calculated and/or published by the U.S. Treasury or such other applicable agency shall be deemed to be a "Substitute Index".

The U.S. Treasury has indicated that a change to the CPI would be considered fundamental if it affected the character of the CPI. Technical changes made by the Bureau of Labor Statistics to the CPI to improve its accuracy as a measure of the cost of living would not be considered fundamental changes. Technical changes include, but are not limited to, changes in:  (1) the specific items (e.g. apples or major appliances) to be priced for the CPI; (2) the way individual price quotations are aggregated to construct component price indices for these items (aggregation of item sub-strata); (3) the method for combining these component price indices to obtain the comprehensive, all-items CPI (aggregation of item strata); and (4) the procedures for incorporating new goods into the index and making adjustments for quality changes in existing goods. Technical changes to the CPI previously made or announced by the Bureau of Labor Statistics include introducing probability sampling to select the precise items for which prices are collected and the stores in which collection takes place, and changing the way in which price movements of major components, such as shelter costs for homeowners in the early 1980s and medical care costs beginning in 1997, are measured.

In the event that (1) the CPI for a particular month is not reported, (2) the CPI for the base reference period is no longer published, or (3) the U.S. Treasury has failed to substitute an appropriate alternate index for the CPI in the circumstances contemplated in the preceding paragraph, in each case, as of the Interest Determination Date preceding an Interest Payment Date, the Inflation Index Adjustment for such Interest Payment Date shall be the Inflation Index Adjustment last determined with respect to an Interest Payment Date preceding such Interest Payment Date.

The following table sets forth the CPI from January 1998 to August 2003, as reported by the Bureau of Labor Statistics of the U.S. Department of Labor.

Month	2003	2002	2001	2000	1999	1998
January	181.7	177.1	175.1	168.8	164.3	161.6
February	183.1	177.8	175.8	169.8	164.5	161.9
March	184.2	178.8	176.2	171.2	165.0	162.2
April	183.8	179.8	176.9	171.3	166.2	162.5
May	183.5	179.8	177.7	171.5	166.2	162.8
June	183.7	179.9	178.0	172.4	166.2	163.0
July	183.9	180.1	177.5	172.8	166.7	163.2
August	184.6	180.7	177.5	172.8	167.1	163.4
September	--	181.0	178.3	173.7	167.9	163.6
October	--	181.3	177.7	174.0	168.2	164.0
November	--	181.3	177.4	174.1	168.3	164.0
December	--	180.9	176.7	174.0	168.3	163.9

As previously stated, movements in the CPI that have occurred in the past are not necessarily indicative of changes that may occur in the future, which may be wider or more confined than those that have occurred historically.

8. Further Issuances

Household may, from time to time, without the consent of the existing holders, issue additional notes with the same terms as the notes, except for the issue date, issue price, first interest accrual date and, depending on the issue date, the first interest payment date. These additional notes will bear the same CUSIP number and be fungible with notes offered by this pricing supplement.

CERTAIN UNITED STATES
FEDERAL INCOME TAX CONSEQUENCES

For a description of the U.S. federal income tax considerations relating to the notes, see "Certain United States Federal Income Tax Consequences" in the accompanying prospectus. The special features of the notes are not expected to alter the tax treatment described herein.